UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ACTUATE CORPORATION

(Name of Subject Company)

ACTUATE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number of Class of Securities)

Peter I. Cittadini

President and Chief Executive Officer

Actuate Corporation

951 Mariners Island Boulevard, Suite 700

San Mateo, California 94404

(650) 645-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Douglas Cogen Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300

Thomas E. McKeever

Senior Vice President, General Counsel, Corporate Development, Chief Compliance Officer and Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Actuate Corporation, a Delaware corporation (the “Company”), initially filed on December 16, 2014, and amended on December 18, 2014 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares (as defined in the Initial Schedule 14D-9 in Item 1 under the heading “Class of Securities”) that are issued and outstanding, at a price of $6.60 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, and are incorporated by reference herein. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION.

1. The section captioned “Antitrust Compliance” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph and replacing it in its entirety with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On December 19, 2014, the FTC and the Antitrust Division granted early termination of the required waiting period under the HSR Act applicable to the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 22, 2014	ACTUATE CORPORATION

		By:	/s/ Peter I. Cittadini
Peter I. Cittadini
President and Chief Executive Officer